UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road,

Daxing Biomedical Industry Park,

Daxing District, Beijing, PRC 102600

010-89202086

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value US$0.0002 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, LakeShore Biopharma Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 24, 2026	LakeShore Biopharma Co., Ltd.

	By:	/s/ Rachel Yu
	Name:	Rachel Yu
	Title:	Director and Chief Financial Officer